UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

OneConnect Financial Technology Co. Ltd

(Name of Issuer)

Ordinary Shares, par value $0.00001 per share

(Title of Class of Securities)

68248T105**

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing three Ordinary Shares.  No CUSIP has been assigned to the Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Schedule 13G

CUSIP No. 68248T105

1.	Names of Reporting Persons. Sen Rong Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power N/A
	6.	Shared Voting Power 501,300,000
	7.	Sole Dispositive Power N/A
	8.	Shared Dispositive Power 501,300,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 501,300,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 45.7%[1]
12.	Type of Reporting Person CO

1  Percentage of ownership of Ordinary Shares herein is calculated based on the percentage of Ordinary Shares owned by the Reporting Person divided by the total of 1,097,320,644 Ordinary Shares of the Issuer outstanding as of December 31, 2019.

CUSIP No. 68248T105

1.	Names of Reporting Persons. Yi Chuan Jin Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power N/A
	6.	Shared Voting Power 199,517,400
	7.	Sole Dispositive Power N/A
	8.	Shared Dispositive Power 199,517,400
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 199,517,400
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 18.2%[2]
12.	Type of Reporting Person CO

2  Percentage of ownership of Ordinary Shares herein is calculated based on the percentage of Ordinary Shares owned by the Reporting Person divided by the total of 1,097,320,644 Ordinary Shares of the Issuer outstanding as of December 31, 2019.

CUSIP No. 68248T105

1.	Names of Reporting Persons. Rong Chang Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power N/A
	6.	Shared Voting Power 235,611,000
	7.	Sole Dispositive Power N/A
	8.	Shared Dispositive Power 235,611,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 235,611,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 21.5%[3]
12.	Type of Reporting Person CO

3  Percentage of ownership of Ordinary Shares herein is calculated based on the percentage of Ordinary Shares owned by the Reporting Person divided by the total of 1,097,320,644 Ordinary Shares of the Issuer outstanding as of December 31, 2019.

CUSIP No. 68248T105

1.	Names of Reporting Persons. Xin Ding Heng Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power N/A
	6.	Shared Voting Power 66,171,600
	7.	Sole Dispositive Power N/A
	8.	Shared Dispositive Power 66,171,600
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,171,600
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 6.0%[4]
12.	Type of Reporting Person CO

4  Percentage of ownership of Ordinary Shares herein is calculated based on the percentage of Ordinary Shares owned by the Reporting Person divided by the total of 1,097,320,644 Ordinary Shares of the Issuer outstanding as of December 31, 2019.

Schedule 13G

CUSIP 68248T105

Item 1.
	(a)	Name of Issuer: OneConnect Financial Technology Co., Ltd.
	(b)	Address of Issuer’s Principal Executive Offices: 55F, Ping An Financial Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong, People’s Republic of China.

Item 2.
	(a)	Name of Person Filing: Sen Rong Limited Yi Chuan Jin Limited Rong Chang Limited Xin Ding Heng Limited
(b)

Address of Principal Business Office, or if none, Residence:
The registered address of each of the Reporting Persons is Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

	(c)	Citizenship: The citizenship of each of the Reporting Persons is British Virgin Islands.
	(d)	Title of Class of Securities: Ordinary Shares, par value $0.00001 per share, of the Issuer.
	(e)	CUSIP Number: 68248T105 CUSIP number 68248T105 has been assigned to the American Depositary Shares (“ADSs”) of the issuer. Each ADS represents three Ordinary Shares of the Issuer.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a8).
	(e)	☐	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).
Not Applicable

Item 4.	Ownership.
(a) Amount beneficially owned: See the response to Item 9 on the attached cover pages.
(b) Percentage of class: See the responses to Item 11 on the attached cover pages.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of: See the responses to Item 7 on the attached cover pages.
(iv) Shared power to vote or to direct the disposition of: See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
See Exhibit 99.2

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020

Sen Rong Limited

By:	/s/ Xu Liang
	Name:	Xu Liang
	Title:	Director

Yi Chuan Jin Limited

By	/s/ Xu Liang
	Name:	Xu Liang
	Title:	Director

Rong Chang Limited

By:	/s/ Wang Wenjun
	Name:	Wang Wenjun
	Title:	Director

Xin Ding Heng Limited

By:	/s/ Xu Liang
	Name:	Xu Liang
	Title:	Director

Exhibit Index

Exhibit No.	Exhibit
99.1	Joint Filing Agreement
99.2	Item 8 Information